UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company Corporate Taxpayer’s ID (CNPJ) # 60.746.948/0001-12

Notice to the Market

Bradesco acquires the Share Control of Banco ibi and enters into a partnership with C&A

Banco Bradesco S.A. (Bradesco) announces to its shareholders, clients, employees and the market in general that, on this date, it entered into a “Private Instrument of Share Merger Agreement and Other Covenants”, with the controlling shareholders of Banco ibi S.A. - Banco Múltiplo (Banco ibi), aiming at the acquisition of the totality of its capital stock.

At the same time, it is part of the business the execution of a Partnership Agreement with C&A Modas Ltda. (C&A) for a twenty-year term, so it can, jointly, trade financial products and services through the C&A store chain.

The transaction comprises the transfer of 100% shares of Banco ibi, ibi Corretora de Seguros Ltda., ibi Promotora de Vendas Ltda. and ibi Participações Ltda. (jointly, ibi Companies) to Bradesco.

The transaction was valued approximately in R$1.4 billion, which will be adjusted and paid upon the delivery, to the shareholders of Banco ibi, of shares issued by Bradesco representing, on this date, approximately 1.6% of its capital stock, converting ibi Companies into wholly-owned subsidiaries of Bradesco, pursuant to Article 252, Law # 6,404/76.

The transaction includes the right of use of ibi brand in Brazil for unlimited term and will allow Bradesco to expand and strengthen its operations that involve financial products and services, especially credit cards. Bradesco is one of the largest card issuers in Brazil with large experience of agreements with retailers. With this operation, Bradesco also intends to increase the relationship with clients in growing segment.

Operating in the market for over 8 years, Banco ibi is an important branded-credit card issuer, standing out in the Private Label segment.

C&A is one of the world leaders in the retail fashion market, widely present in the Brazilian market.

The partnership will guarantee Banco ibi’s and C&A’s clients with the continuity in the services currently offered and its objective is to increase efficiency and benefits brought by these services to these clients.

Main credit card operations figures of Banco ibi and Bradesco on December 31st, 2008:

	ibi	Bradesco	ibi + Bradesco
Private Label Cards (million)	20.8	13.3	34.1
Branded Cards (milhões)	9.8	22.0	31.8
Total Revenue (*) (R$ billion)	9.9	46.6	56.5
(*) Private Label Cads + Braded Cards

We also point out that on December 31st, 2008, Banco ibi posted shareholders’ equity in the amount of R$928 million, total assets in the amount of R$5.6 billion and through its 303 point of sales between C&A Stores and ibi Stores.

The completion of the operation is subject the approval by the relevant bodies and the shareholders’ meetings of Banco ibi and Bradesco.

Bradesco had financial advisory services of Banco Bradesco BBI S.A. and legal advisory services from Xavier, Bernardes, Bragança – Sociedade de Advogados.

Cidade de Deus, Osasco, SP, June 4th, 2009

Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.